SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED):
April 12, 2005

SUPREME INDUSTRIES, INC.

(Exact name of Registrant as specified in its charter)

Delaware	**1-8183**	**75-1670945**
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

**P.O. Box 237
2581 E. Kercher Road
Goshen, Indiana 46528**
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: - **(574) 642-3070**

Check the appropriate box below if the From 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2.below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

Supreme Industries, Inc. is electing to provide additional information beyond what is required under Item 9 of Regulation 14A of the Securities and Exchange Act of 1934. Although the Company has reported in its proxy statement for the 2005 Annual Meeting of Shareholders the total amounts of fees paid to its independent auditors, Crowe Chizek and Company LLC, a more detailed bread-down of these fees is being reported in this From 8-K.

Independent Auditors' Fees

The following table sets forth supplemental information regarding fees billed by Crowe Chizek and Company LLC for services rendered to Supreme Industries, Inc. for the fiscal year ended December 25, 2004:

Audit Fees	$132,450
Audit Related Fees	6,930
Tax Fees - Preparation and Compliance	91,850
Total	$231,230
Other Non-Audit Fees	
Tax Fees - Other (1)	$130,500
Project Fees (2)	24,085
Out of Pocket Expenses	5,225
Total	$159,810

(1) Tax research, consultation, technical services and assistance with the implementation of a captive insurance program, including working with the project team consisting of management, attorneys, actuaries and insurance bookers.

(2) Various tax projects approved by the audit committee none of which exceeded $3,300 in billing.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.


SUPREME INDUSTRIES, INC.


Dated: April 12, 2005   BY: /s/ Robert W. Wilson
                                       Robert W. Wilson
                                       Executive Vice President, Treasurer, Chief Financial
                                       Officer and Director (Principal Financial and Accounting
                                       Officer)

                                       (Signing on behalf of the Registrant and as Principal
                                       Financial Officer)